                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                          December 12, 2000


                                TYSON FOODS

                             December 12, 2000
                               9:30 a.m. CST



Coordinator    Thank you all for holding.  I would like to remind everyone that you will be on a listen-only mode until the question and answer portion of today's call. Today's call is being recorded on behalf of Tyson Foods. If you have any objections, please disconnect at this time. I would like to turn the call over to Mr. Gottsponer, Director of Investor
               Relations.

L. Gottsponer  Thank you, Kevin.  Good morning, and thank you all for joining us here today to talk about the commencement of our cash tender offer for IBP.

               With me this morning are John Tyson, our Chairman, President and CEO; Greg Lee, our COO; and Steve Hankins, our CFO.

               In just a few moments, we are going to hear some remarks from both John and Steve, and then we will take some questions. However, since we are here to talk about the IBP transaction, we won't be taking questions on our existing chicken business.

               Also, I want to remind you that some of the things we are going to talk about today are going to be forward-looking statements. That means those statements are subject to risks and uncertainties which could cause actual results to vary. So, I want to encourage you to review the list of those risks and uncertainties in yesterday's press release. So, with that, I'll turn it over to John Tyson.

J. Tyson Well, good morning, everybody. I thank you for your time this morning to let us share with you our thoughts about the great opportunity that exists between Tyson Foods and the great folks at IBP.

               When you think about this combination, the first thing that comes to mind is the uniqueness of it. The once in a lifetime opportunity to create the world's largest marketer of poultry, beef and pork into the retail sector, into the food service sector, into the club store sector, and, of course, internationally.

               With Tyson, we have the unparalleled ability to develop branded food products and market them successfully through all those distribution channels. With IBP, you see the leader out there in the beef and pork sector who's poised to enter into those distribution channels, as they have worked very hard to upgrade their product mix. When you put Tyson and IBP together, what you're getting is not only the operational excellence of the two companies, but you're getting the market product development leaders within the sector. Combined with us, we believe we will be able to take the IBP concept and accelerate it through the food service distribution system, through the retail distribution system, and through the club store distribution.

               Together, we're positioned to capture a significant market in developing those products, both beef and pork, for those customers. It also allows us the ability to manage the entire meat case for customers. When you think about that, I get the vision that, instead of just being a sub-segment of the protein category with poultry only, we will now have all three of the major proteins within the protein category. To a degree, we will have the Proctor & Gamble effect of managing a whole category. So, when we go to a customer in food service, or we go to a customer in retail, or we go to a customer in club stores, we can get in there and say let's manage your whole protein category. Let's work together as partners. Because as the retail business consolidates, as the food service business consolidates, and as the club store business has great competitors out there, we will be better positioned, Tyson Foods and IBP together, to go to those customers and manage the whole category on a go-forward basis.

               The only reason we are going to be able to manage that whole category on a go-forward basis is there are two strong management teams in place. When you look at the team that has been created at IBP, they understand their business, they are low cost producers, they have spent the time and the money to position themselves to start the work on upgrading their product mix. We went and visited with the IBP management team last Friday, and we are starting to see substantial synergies, and we will speak to those a little bit later on in our conference call. I think when you look at the models out there, you will see what it will do for our earnings per share, and you will see what it will do for cash flow on a go-forward basis.

               So, when you look at the combination and the uniqueness of Tyson and IBP and what we can do together in the marketplace, with our leadership position on how to service customers, how to sell customers, how to take products to the customer place, married with the scale of IBP in beef and pork, you can see the acceleration of opportunities and you can see the acceleration. We get more enthused each and every day when we look at the combinations. Then, when you add in the food brands component of IBP and the wonderful brands that they have over there, and some of the leadership positions they have there on these regional brands that we can then fold out into our national distribution, you see the opportunity for margin enhancement and you see the opportunity for sales growth.

               With that, I want to turn it over to Steve. He is going to speak to you on some of the financials as we move forward, and then, after that, we will take some questions and look forward to an open dialogue with each and every one of you.

S. Hankins     Good morning.  I want to speak to a couple of things.  The first being discussion of the synergies that we have identified. We are well into the due-diligence process, as you would expect, from the fact that we have commenced the cash tender today. We have met with the management, we have discussed and compared strategy and operations, and we feel like we have identified at this first cut several areas of synergies that we can attack. We expect those synergies to range in the neighborhood of $100 million on an annualized basis. We expect to achieve half of those in the first twelve months of operation and move very quickly in the next twelve months to the full $100 million.

               As you might expect, we find these synergies in a number of areas. Tyson has a history of acquisitions. We have bought several major companies in the past. We have worked through synergy issues many, many times and have a good base of experience to draw from to identify synergies. Of course, you look in obvious categories, and so we have identified procurement, G&A support services, logistics and supply chain areas as areas of synergy.

               As we look in procurement, there are opportunities certainly in packaging material. A simple statement of fact is that Tyson and IBP both are among the largest users of corrugated in the nation. We use separate vendors today. Maintenance and repair items, an area that Tyson has been focused on in the last couple of years, we continue that focus. Operating supplies, rolling stock, and our focus that we have on energy cost management, all we think will play very, very well.

               As you look in G&A support services, public company expenses, corporate accounting, audit fees, and those sort of things, leveraging information technology is a theme that we see that plays throughout IBP/Tyson combined operations. Risk management is another area that we see possible synergies in.

               Logistics and supply chain, transportation and warehousing, both are core strengths of Tyson Foods. Whether it is traffic planning and fleet operations, our abilities internationally and the way we handle ocean freight, and the synergies the combined companies would have in regard to that, warehousing operations is where we are very strong with information technology. We are able to take orders electronically, and view inventory and such things, combined with capabilities IBP already has, we believe that there are synergies there.

               As we think about the food brands companies, and food brands being primarily food service-oriented type of companies, this plays very strongly into the core strength of Tyson Foods which is food service. We've had a strong experience in integrating companies and finding synergies around those types of companies. So, as we look at the food brands companies combined with Tyson's food service background, combined with Tyson's information technology base that we already have established, combined with Tyson's supply chain capabilities, we see very strong synergies particularly in that area.

               As you look at sales and marketing, and what John alluded to, there are top line leverage opportunities that we have in sales and marketing, related in going to the customers. So, a number of areas, we have looked very hard at those. Not going to go into specific numbers in specific areas, but we have taken a very hard look to date, based on conversations with management and our background in combining companies, to come up with those numbers.

               The second topic I would like to talk about is why we are doing the cash tender at this point in time and some basics about our offer that we feel are very important for you to understand.

               The reason why we are doing the cash tender now is that we are basically ready to go. We are well into the due-diligence process, and we are very prepared to make this offer today.

               This offer also starts the clock running as to regulatory issues. We have a high degree of confidence in this offer in regards to the regulatory issues that might be raised.
               We feel like we will get through the process quickly, within 15 to 30 days, and we want to get that clock started. We feel that a long, drawn out process of this is not in the best interest of anyone, particularly the management, employees of IBP, their suppliers and their vendors, and so forth. We think that a long, drawn out process is not in their best interest.

               What we provide in this deal is certainty. We can make the cash tender offer today, we get the clock running on regulatory issues, we feel very confident within 15 to 30 days that we will be past that hurdle. Our offer brings certainty in the cash component that we bring to the table. The cash tender today certainly is evidence of that. We are moving very, very quickly through the process. We feel that for a large number of reasons that Tyson is uniquely positioned to bring shareholder value in this deal compared to the other alternatives on the table.

               When you look at financials on a go-forward basis, and we've talked about synergies, numerous analysts have published and commented around accretion, and we spoke to significant accretion, and certainly as you follow those analysts comments and look at numbers, you see accretion on both a GAAP and a cash basis of over 30% on an annualized basis as you look into that first year of operations. So, we have a very, very strong deal on the table, we bring certainty to the table, and we bring our experience in combining companies. Tyson primarily has grown from acquisition. We bring the experience of combining companies, in our view, to the synergy from Tyson's strong operations base into this deal.

               With all that being said, we will now open up for questions.

Coordinator    Thank you, sir.  Our first question comes from John McMillan of Prudential Securities.

J. Tyson       Good morning, John.

J. Cantor      Good morning.  John, it's actually Jeff Cantor.  I think
               John will hop on in a second.

               Quick question for you, you've had John meet fresh meat businesses before and they didn't work out all that well. Now, you are buying the biggest fresh meat company and you suggest that this is a once in a lifetime opportunity. Obviously, Dick Bond and Bob Peterson will be a big part of this new entity, but what assurances can you give us that they are actually going to stick around, because they will be a big part of the success of this acquisition?

J. Tyson I think, and you used the word fail, Jeff, and so I will disagree with that. When you look back on the fresh meat business, we did not have fresh beef. We only had fresh pork. When you look at the separation of the two, in our beef side, we were basically the leader with our Quick To Fix brand in chicken fried steaks, and center of the plate type items. We knew how to sell them.

               As for our fresh pork business, we were starting to learn about how to sell pork. And if you go back, you will see that Tyson Foods was the first person to introduce case-ready pork. So, we were the leader in trying to develop those things.

               In 1993 and 1994, we looked around and said you have to have scale and you have to have size to compete in these businesses. I now know what it might feel like if you are a smaller poultry player competing against Tyson Foods' size and scale. It gives you things to do when you go to the marketplace so that you can service 100% of a customer's needs.

               So, in the past, not having that scale, we were not able to take advantage of the strength of Tyson Foods and being able to supply to our customers what they have come to expect from us, which is to service all of their needs, not part of their needs. So, we exited those businesses and we worked hard on building our poultry businesses. You've seen the progress we have made in the last year in our poultry business. And along come the great folks at IBP, who historically have recognized the unique opportunity. If you can put the leading poultry guy together with the leading beef and pork person, and then take the strengths of the individual companies, marry them together and go to the marketplace with the opportunity to meet a customer's 100%
               needs.   So, when I look at that from that point of view,
               that is where the confidence comes from.

               Secondly, when you look at the progress that Dick and Bob and his management team have made, and moving from being basically a fresh meats company into doing case-ready meats, they are the leader in getting started that, especially with their Thomas E. Wilson brand. Then, look at the products and the brands they have accumulated over in their food brands division, they have a range of them, from Russer to Wilson to Fred's to Cohan's to Barney's to Dedoscasil, they've got a wide range of brands over there, that with our expertise in food service, when you put them together with their depth of management and our depth of management, you can just accelerate the base and the foundation that Dick and Bob have put together. When you talk to Dick and Bob, they get excited about it and their management team gets excited about the opportunity of these two companies to come together.

               We've always told ourselves that if a unique opportunity came along to put ourselves in the position to be number one in the whole protein sector, we would look at it. This opportunity has come today for us to look at.

               As to your question about Dick and Bob, they are as enthused about this opportunity and they want to see their vision. I'll hurry along to say, Tyson Foods and IBP have had on and off conversations for the last two, three, four years, and so they have the same vision from their viewpoint. They are just enthused about how does it work, how do we grow our business, and then how do we take the strengths and leverage them together and then build off this base of business.

               I will give you an example from the poultry side. When we have fresh chicken in a grocery store matched up with our frozen food items in that same grocery store, we get about a 25-30% increase in unit sales of those products. So, you
               can see where Dick and Bob are headed.   They get case-
               ready, branded Thomas E. Wilson beef and pork out there in the stores, and then from there they come right behind with the linkage to the next generation of products to build off of that. So, you can see they are headed right down the road and right down the path we were eight or ten years ago.

J. McMillan    John, this is John McMillan.  You just have a verbal
               assurance that Dick and Bob are going to stay, is that correct?

J. Cantor      He means, was there a contractual agreement?

J. McMillan         It's too early for a contract, you just have their
verbal assurance?

J. Tyson Guys, I know Dick Bond and I know Bob Peterson. I have enough confidence that those guys are going to help us drive this vision.

J. McMillan    Okay.  On terms of the earnings accretions, Steve, the 30%
               earnings accretion, are you using the assumptions that were in the various documents filed by IBP, or are you using your own assumptions?

S. Hankins     We are using our own assumptions.  We certainly started from the base of theirs, but our conversations and studies have led us to our own assumptions.

J. McMillan    Which are closer to management's numbers, and not the DLJ
               Group make-believe numbers? Which ones are you using of those two?

S. Hankins     We started there from a base and developed our own, and
               that's all I am really prepared to go into right now.

J. McMillan    Okay, thanks a lot.

Coordinator    Thank you, our next question comes from John Bierbusse of
               A.G. Edwards.

J. Tyson       Good morning, John.

J. Bierbusse   Good morning.  They even got my name pronounced right, so
               it's a record day here.

               In this year of so many buyouts in the food industry, hearing talk about synergies and cost savings has become fairly routine. My concern is, or question rather, is wondering how you can ensure that these cost savings can really be retained and reported for the benefit of shareholders over the long haul and not be competed or eroded away in the marketplace?

S. Hankins     Well, John, this is Steve, let me speak to that in a couple of ways. First of all, it is important to note our deal works without any synergies. Our synergies conversations we have had to date are based upon discussions we have had with management and our history with doing synergies with companies. Of course, in the latest acquisition of Hudson
               Foods, we were very careful in engaging those synergies.
               You can go back through numerous past acquisitions where we have been involved in the identification of synergies. So, our view of synergies is a very reasoned and very thought out view. It is not a simplistic take of some percentage of sales and say it must be there somewhere in all the obvious spaces.

               We have looked at this pretty hard and we know what is there today, and we certainly expect as we get even more under the covers and work with their management, that there could well be more there.

J. Bierbusse   My question doesn't really center on the identification of cost savings at the get-go, at the here and now. It is more to the point of wondering several quarters down the road or a year down the road, to be convinced that these cost savings will really flow through your financials for the benefit of shareholders. I don't mean to pick on you. I think that is something that would be true of many other food company acquisitions.

J. Tyson John, John Tyson here. I think the way that you'll see that question is the way we have managed our business the last two years, which is excess cash goes toward debt reductions. That is the way you will be able to see it flow through. That is where you will see it go.

               I think, as Steve stated before, our models have been run on a no-synergy opportunity. Unlike some other folks who are out there who plug the number in to make their numbers look good for Wall Street, we know where our numbers are. We have confidence in our numbers. Any and all synergies are actually a bonus to us. We are going to use the synergies to pay down debt to get our balance sheet back to a point where you guys say to us, "Well now what are you going to do with your excess cash?"

               So, first thing we will do with the excess cash in the synergy forms or in increased earnings will be to pay down debt and from there we will take on the next question of what are you going to do with the excess cash.

J. Bierbusse   Okay.  Thank you very much.

Coordinator    Thank you.  Our next question comes from Christine McCracken of Midwest Research.

C. McCracken   Good morning.

J. Tyson       Good morning, Christine.

C. McCracken   I was wondering if you could speak to, one of the large
               shareholders has spoken out in favor of the deal. Have you had the opportunity, at this point, to speak with any of the other larger shareholders and could you give us any indication as to what the outlook is there?

S. Hankins     Christine, this is Steve.  We have taken numerous calls from shareholders of IBP and the response we have gotten has been overwhelmingly favorable.

J. Tyson Christine, John here. I think it's interesting when you look at it. As the deal is structured today, people are going to wind up basically with one share of Tyson stock and they are going to have cash in their pocket, which is not a bad deal here at Christmastime. You will own part of a great company and you got a little spending money for next year.

S. Hankins     The certainty our deal offers is thing one that has been
               referenced in the majority of those conversations. The cash component, the speed on which we are going to be able to close, and then people move very quickly on to just the obvious possibilities of having the largest chicken, beef, and pork company.

C. McCracken   Okay.  You have pointed out, obviously, that this deal at
               this level is quite accretive. Let's say that one of the other bidders raises their bid, what is your capacity to go higher from here?

S. Hankins     Well, Christine, as we look at our bid today, we are very
               pleased with our position. We have a very strong bid on the table. We have got the advantages of certainty. I guess we will face the future when the future comes, but today, we are very content with our position.

J. Tyson And Christine, when you look at the strength of our bid versus the other two bids that are out there, not only is our bid better, but when you go to certainty of closure, we believe we can close in 30 to 45 days. It let's all of us get on to our business. It let's us to start to take advantage of the opportunities. When you look at one of the other bids, it is probably going to be 9 to 12 months to close. And then, in fact for them to close, they have got to dismantle the company they are trying to put together. So, we have got, I believe, the upper hand.

C. McCracken   Okay, and then one final question.  Obviously, there have
               been some concerns regarding concentration in agriculture raised by some of the industry people, i.e. policy makers.
               I am wondering is there anything real there? Have you done anything or taken any steps to alleviate or allay any of these concerns?

J. Tyson When you look at the Tyson/IBP combination, it would still leave two people out in Iowa buying hogs, versus a Smithfield/IBP combination would just leave one buyer of hogs out there in the Midwest. We have expressed those ideals in Washington.

               When you run the indexes, the indexes, based on all the technical models, say that our deal is okay and has no
               regulatory issues.   So, we are comfortable, and we get that
               advice in a deal this size from three or four different points of discussion on it. So, we are comfortable that the ideal of starting the tender offer would get the regulatory process started, would get this underbrush cleared out of the way so we can get on to the point of putting two great companies together and two great management teams together. Then, we can take advantage of the opportunities that we see, and the opportunities that the management team and IBP sees together, and get on about the business of selling more pork and selling more beef, and taking products and putting them in convenience forms for the customers, starting the next generation of fully cooked items in the beef industry and the pork industry.

               We are all about how to sell more protein together of beef, pork and chicken to the customers in the forms that the customers are coming to expect, which is highly quality food in a convenience form so they can spend more time with their families.

C. McCracken   Thank you.

  Coordinator  Our next question comes from Jane Merring of Salomon Smith
               Barney.

J. Merring     Good morning.  First of all, maybe I missed something, I was on an airplane to Australia, but Smithfield is still engaged in a due diligence process and as far as I know they haven't gone away. Is that correct?

J. Tyson       That would seem to be the case.  Yes.

J. Merring     So sort of technicality, but you're engaging in this tender offer. Why would a shareholder tender now if they think that there's a possibility that let's say Smithfield were to change its bid or raise its offer while there's still a sense that there's a competition alive. I'm not quite sure, it's a little strange to me that you'd be doing a tender now. Does this tender go away if people don't tender now or what are you saying?

S. Hankins     The reason we're doing the tender now is that we're far
               enough along in due diligence and that our vision of this combination is to be in a position to do this. Our tender brings certainty to the table. We think that's what the shareholders are looking for.

J. Merring     I understand.  But let's say there's a counter party out
               there who decides to raise their bid or change their terms of the bid, meaning that suddenly your offer is not "superior," what happens to the tender?

J. Tyson Well that would be up to the option of the shareholder at that time. They could either leave their tender with us or they could pull down their tender and look at the other deal. I think it comes back to we can move with certainty, we can move with closure. The IB shareholders can get their cash in their hand, they can start to do something with that cash. They're going to wind up with one share of Tyson stock.

J. Merring     I understand the terms.  So it's revocable for the
               shareholder?

J. Tyson Yes. And when you read the tender offer it's subject to the IB Board of Directors coming through on the final closure of the situation. So, our deal's all about putting two great companies together, growing the business and it's not about dismantling companies.

J. Merring     No, I'm not questioning that.  I was asking technically.

               Secondly, I was confused between, you talked at one point about 15-30 days you can complete the process and then in answer to the last question you were talking about certainty of closure 30-40 days. What are those two different time periods?

S. Hankins     The 15-30 days would be the timeframe to complete the
               regulatory.

J. Tyson First 15-30 days is the regulatory proceedings in Washington, to go through the Hart Scott period.

J. Merring     Well let me just interrupt you there.  I cover the package food stocks, I cover General Mills. They're trying to close a deal with Pillsbury where there aren't really any noticeable, there are some overlaps, but they've just said their deal was pushed out 6-10 weeks because common wisdom that "nothing happens in DC through the end of this year."
               I mean, 15-30 days is an outstanding pace.

J. Tyson It is, but let's give you kind of the technical walkthrough. So we've got somebody here that understands the technical mechanism will walk you through it.

L. Baledge     This is Les Baledge.  I'm the General Counsel for Tyson
               Foods. You are correct in that the typical time period for a Harts-Scott Rodino review is a 30 day time period;
               however, there is a special rule for tender offers which triggers a 15 day requirement on behalf of the Justice
               Department or the FTC, depending upon the reviewing agency to respond. And as John has indicated, we believe this simply doesn't effect the Herfendahl or other indexes and we are expecting a prompt, positive result.

J. Merring     Okay, so what you're saying is that when you do a tender, it obligates Justice to make some sort or ruling in 15 days.
               They could either say nothing and let it go or they could ask for more information?

L. Baledge     That's correct.

S. Hankins     So Jane, do you see, the regulatory portion of this and the cash tender portion of this very tightly overlaps.

J. Merring     Okay.  But basically if the states, and I understand what
               you're saying on the Herfendahl's and the models, but this can get fairly politicized if the states were to jump up and down here and demand that Justice take a closer look. You would just have to hear that they're taking a closer look in 15 days?

J. Tyson That's a possibility. But based on our conversations we've had around in Washington, based on explaining it to our viewpoint up there which is nothing really changes in a Tyson/IBP combination. You're still going to have IBP out there buying cattle, you're still going to have IBP out there buying their animals from the independent producer out there in the world, whereas maybe a possible other combination requires dismantling.

J. Merring     Well I don't think selling to pork plants is dismantling.  I mean, I'm not defending one deal or the other, but I think it's sort of an extreme statement. But nonetheless, the point I'm getting at is that we can sit here and say there's no direct overlap in pork, there's still two buyers for hogs in Iowa, but you can't be so naive to think that this isn't going to be a point of political grandstanding for a lot of state and local regulators and senators. So have you had conversations with Wellstone, with Glickman, with all these people who like to jump up and down about these things that you really think in 15 days you're going to have approval or lack of request for further information?

J. Tyson Well, we've given you our answer and we've tried to point you in a direction where we've had our conversations, we've tried to give you the assurances based on our dialogue that we've had with people both at a state level and at a Washington level and the indications of where we are. I don't know what other answer you would like from us at this point.

J. Merring     It's just a little contrary to some of the public statements that they've made. I guess lastly my question is, your assertion about synergies, especially top line, Con Agra, as you know, has beef, pork, chicken, turkey under one roof.
               It hasn't really been clear to the Street that they get a lot of overlap or benefits from being in all three businesses. How is your model going to be different?

J. Tyson Well I'd state that very simply. I wouldn't trade our chicken business for any other chicken business out there and I would not trade IBP's beef or pork business for any other pork business out there. So I think that the key differentiator here is that you are dealing with the strongest players in those arenas that bring the most to the consumer and the marketplace and run the best companies.

J. Merring     So it's a question of management is what you're saying and being number one, that's really going to make the difference?

S. Hankins     Well, you have what you have.  And as I say, I wouldn't
               trade the chicken component, the beef component or the pork component for any other one out there, nor the management teams.

G. Lee This is Greg Lee. I think from our perspective, we have the number one branded chicken and IBP has set down the road to establish themselves as the number one in case ready, prepared products for the retail/supermarket industry, the fresh meat case both in fresh products and fully prepared. We think there's great synergies there and we think you're going to have the two strongest players. There's no one else that's really doing that in scale. We believe that we can do it.

               I might also add that your comments with regard to the concentration in pork industry and the question as to whether Smithfield might have to liquidate some plants, that represents anywhere from a third to 50% of their pork capacity. I would think that's a fairly substantial issue.

J. Merring     Fifty percent of their own, not combined?

G. Lee         We're talking about IBP.

J. Merring     Okay, thank you so much.

Coordinator    Our next question comes from Nick Siano of Bear Stearns.

N. Siano I just wanted to note, is this $26 offer subject to completion of your due diligence? Or is this solid and any further due diligence will not affect the offer price?

J. Tyson We'll continue to keep doing due diligence. I mean, that's just the responsibility of good management teams.

N. Siano I realize that, but is the tender offer itself, is the price of the tender offer or the tender offer itself subject to completion of due diligence?

J. Tyson       Not a condition.

N. Siano       When do you anticipate filing the Hart-Scott Rodino filing?

J. Tyson Today probably before business close. And if we don't get it finished today, it will be first thing in the morning. Paperwork's underway.

N. Siano       Thank you very much.

Coordinator    Our next question comes from Larry Luciavner of UBS Warburg.

L. Luciavner   Just a question, just to get back to the 30% accretion.  Is that based on 2000 numbers, 2001 numbers? What is that actually based on?

S. Hankins     It's based on 2001 estimates.

L. Luciavner   Thank you.

Coordinator    Our next question comes from John McMillan, Prudential
               Securities.

J. Cantor      It's Jeff Cantor again.  Any willingness by management to
               widen the collar with your stock trading below $12.00?

J. Tyson We don't know where the stock is today. I think we've only got into the process for a week and we'll just see how the situation plays out. But based on today, we have the best deal on the table.

J. Cantor      Thank you.

Coordinator    Our next question comes from Alex Shulgner of Seneca.

A. Shulgner    Just wanted to understand when you expect to hear from
               Special Committee at IBP and what the next steps are in that regard.

J. Tyson Before we mailed out our tender offer, I called the chairperson of the Special Committee and visited with them and told them that this letter was coming to their direction and we would start this process trying to clear out the underbrush so we can get certainty and we can get closure, both for the benefit of Tyson Foods and both for the benefit of the IBP shareholders and the management team. I would assume that the Special Committee in their wisdom and their judgment are having conversations as we speak and would look forward for their call back to us. But we talk with the Special Committee on an as need basis and we called them last night and shared with them what we were going to be doing this morning, and then sent them a copy of the press release and the tender offer and they have that in their hand.

A. Shulgner    And when you say "clear out underbrush," you were referring to the regulatory issues there? Or is there anything else that you're thinking of that starting this process does?

J. Tyson Primarily the regulatory issues, so we can start to get those issues clarified.

A. Shulgner    Thank you.

Coordinator    Our next question comes from Terrell Armstrong of Ohio
               Teachers Association.

T. Armstrong   Your press releases have stated that this deal is not
               intended upon financing; however, when I kind of look at the numbers using your existing line of credit of about a billion with $260 million of CP outstanding, that leaves you about $740 million of available funds. Where is the balance going to come from for the cash portion of your tender?

S. Hankins     Certainly we're working with our banks with those
               arrangements, so we will rework our credit situation and not have an issue there.

T. Armstrong   So you're increasing the size of those lines.  Is that what
               I take away from that?

S. Hankins     That would be correct.

T. Armstrong   When is that expected to be completed?

S. Hankins     Well, our offer is not contingent on financing, so we're
               ready to go on an as needed basis.

T. Armstrong   So they would grant you the increase in the size of the
               line?

S. Hankins     That would be correct, yes.

T. Armstrong   Next question, in your total debt number it seems like
               there's about $110 million of institutional notes. Are any of those notes dependent upon Tyson remaining single A rated?

S. Hankins     No.

T. Armstrong   Could you talk a little bit about how you plan to fund the
               IBP's cap ex, which I think their plans before were to spend about $2 billion over the next five years. Is that going to remain in place and how is that going to be funded?

S. Hankins     The cap ex will be funded primarily from cash flows.  And as to the IBP plan, I think you're referring to the plan in the management estimate and the proxy as to capital spending.
               Certainly, as we get more involved with them, we will further define our view to the capital spending plans.

T. Armstrong   Thank you.

Coordinator    Our next question comes from Scott Houlihan of OTA Ltd.

S. Houlihan    I had a question.  If you guys are commencing a tender, am I to take it you're having a difficult time getting a friendly agreement, because people who are using doing a friendly agreement don't commence tenders?

J. Tyson No, we're having great conversations with the Special Committee and with the management team. The singular purpose of the tender offer, as was allowed under the Confidentiality Agreement, we have the same confidentiality agreement as the folks at Smithfield, allows this process to
               start this way.   The reason we chose to start it was to
               start the regulatory clock ticking so we can get on about our business and IBP can get on about their business of putting these two great companies together and we can start to take uncertainty out of the marketplace, we can start to take uncertainty out of the IBP management team. Because everybody knows that when your company's for sale, it just leaves uncertainty. Part of the challenge that IBP has is deciding on how to run their business. So what we're trying to work with is to get these questions answered in an efficient way and in a timely way. And I think what this shows is how Tyson Foods would run the business - make decisions, act quickly, act promptly and get on about running our business. That's just a function of starting the regulatory clock.

S. Houlihan    When did you guys think you could get a definitive agreement signed?

J. Tyson It really depends on the other side, but I would believe that if we get the regulatory clock cleaned here in the next 30 days, and it's just a matter of us setting down and working through the paperwork between the lawyers on both sides and reasonable people can work efficiently and get it done. But I think fundamentally we're ready to go.

Coordinator    Our last question comes from Alex Shulgner of Seneca.

A. Shulgner    I just wanted to know how many shares of IBP, Tyson and
               affiliates currently own?

J. Tyson       Less than $15 million.

Coordinator    Our next question comes from Mulni Chowdry of UCSG.

M. Chowdry     My question is, when does this cash tender offer become
               unconditional?

J. Tyson       The lawyer's shaking his head here. On the expiration date.

M. Chowdry     When does it become unconditional, on the expiration date?

J. Tyson       On the expiration date.

M. Chowdry     Is it conditional under HSR?

J. Tyson       Yes.

M. Chowdry     If 80% tenders, how much are you going to pay cash?  You
               will pay maximum of 50.1%.

J. Tyson       It will be a prorated formula.

M. Chowdry     And the rest of the people will get shares?

J. Tyson       Correct.

M. Chowdry     And the collar you have on the share portion, is there any averaging? That $12.40 or $15.60 that you compute, is that based on average price of Tyson or its spot price?

J. Tyson It is based on the average of the 15-days closing price determined 5 days prior to the closing of the transaction.

M. Chowdry     That would be the closing of the total transaction?

J. Tyson       Of the stock portion.

M. Chowdry     Okay.  Thank you.

J. Tyson Well I'd like to say thank you to everybody that's on the conference call and just tell you that we're excited about the uniqueness of Tyson Foods and IBP, the combination of the leaders in beef, pork and chicken getting together to service our customers in the retail sector and the club store sector and the food service sector. It's all about selling more beef, selling more pork, selling more chicken, and building to great businesses and servicing the customer in the future. With that we'll wish everybody a happy holiday period and good day.

More detailed information pertaining to Tyson's proposal will be set forth in appropriate filings to be made with the SEC, if and when made. Shareholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Tyson and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Tyson can also be obtained, without charge, by directing a request to Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999,
Attention: Office of the Corporate Secretary (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2000 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.